Filed Pursuant to Rule 433

Dated September 14, 2021

Registration Statement No. 333-239002

Fidelity National Financial, Inc.

$450,000,000

3.200% SENIOR NOTES DUE 2051

Issuer:	Fidelity National Financial, Inc.
Securities:	3.200% Senior Notes due 2051
Security Type:	Senior Unsecured Fixed Rate Notes
Anticipated Ratings*:	Moody’s: Baa2 / S&P: BBB
Minimum Denominations:	$2,000 x $1,000
Trade Date:	September 14, 2021
Settlement Date (T+3**):	September 17, 2021
Maturity Date:	September 17, 2051
Fees:	0.875%
Principal Amount:	$450,000,000
Treasury Benchmark:	2.375% UST due May 15, 2051
Treasury Benchmark Yield:	1.842%
Spread to Treasury Benchmark:	+137 basis points
Yield to Maturity:	3.212%
Price to Public:	99.770% of principal amount, plus accrued and unpaid interest, if any, from September 17, 2021
Net Proceeds:	$445,027,500
Coupon:	3.200%
Interest Payment Dates:	Semi-annually on the 17th of each March and September, commencing on March 17, 2022
Optional Redemption:	At any time prior to March 17, 2051, make-whole call as set forth in the preliminary prospectus supplement (T+25 bps).
At any time on or after March 17, 2051, at 100% of the principal amount plus accrued and unpaid interest thereon to, but excluding, the redemption date as set forth in the preliminary prospectus supplement.
CUSIP; ISIN:	31620R AL9 / US31620RAL96
Joint Book-Running Managers:	BofA Securities, Inc. J.P. Morgan Securities LLC

Co-Managers:	Citigroup Global Markets Inc. Stephens Inc. U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time. Each credit rating should be evaluated independently of any other credit rating.

** Note: It is expected that delivery of the notes will be made against payment therefor on or about September 17, 2021, which is the third business day following the date hereof (such settlement cycle being referred to as “T+3”). Pursuant to Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to two business days before the date of delivery of the notes in this offering will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade the notes prior to two business days before the date of delivery of the notes in this offering should consult their own advisors.

The issuer has an effective registration statement (including a prospectus) (File No. 333-239002) with the Securities and Exchange Commission with respect to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the prospectus supplement for this offering and the other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request them by contacting: BofA Securities, Inc. toll free at (800) 294-1322 or by email at dg.prospectus_requests@bofa.com or J.P. Morgan Securities LLC collect at (212) 834-4533.